March 6, 2024

VIA E-mail

Jane Trust
Franklin Templeton
280 Park Avenue
New York, New York 10017

                      Re:    Franklin Lexington Private Markets Fund (the
Fund   )
                             File Nos. 811-23930; 333-276789

Dear Ms. Trust:

        We have reviewed the registration statement on Form N-2 filed January 31, 2024, with
the Commission on behalf of the Fund (the    Registration Statement   ) with
respect to an offering
of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement.
All capitalized terms not otherwise defined herein have the meaning given to them in the
Registration Statement.

General

   1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   2. In addition to the Fund   s application to allow it to pay advisory fees
with Fund shares and
      your recent application concerning joint transactions, please let us know if the Fund has submitted or intends to submit any other exemptive applications or a no-action request in connection with the Registration Statement. Please inform us of the anticipated timing of your applications and requests for relief.

   3. Please tell us if you have presented or will present any    test the
waters    materials to
      potential investors in connection with this offering. If so, we may have additional comments.

   4. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Fund plans to
 Ms. Jane Trust
Page 2

        issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

   5. The Registration Statement appears to contemplate a transaction with the Predecessor
      Fund that will occur after your decision to become registered as an investment company.
      Please tell us how this transaction will be structured to comply with section 17 of the
      1940 Act, including any no-action relief upon which you intend to rely.


                                            Prospectus

Cover

   6. In the second paragraph, the disclosure states    The Fund has the
flexibility to invest in
      Private Assets across asset types, including   buyout, growth, venture,
credit, mezzanine,
      infrastructure, energy and other real assets.    Please explain to us why
buyout and growth
      are considered asset types instead of investment strategies. Please also disclose what the
      Fund considers to be    other real assets" (i.e., what does the phrase
real assets    mean?).

   7. In the penultimate line of the fourth paragraph, the disclosure refers to Private Markets
      Debt Investments   . This term has not been defined. Please include a
definition or
      provide an appropriate cross-reference.

   8. In the last paragraph on the first page of the Cover, the disclosure
states    Simultaneous
      with the commencement of the Fund   s operations   , the Predecessor Fund
   is expected to
      reorganize into the Fund.    Regarding the Reorganization:

        a. Please disclose how the Predecessor Fund   s shares will be valued
for purposes of the
           Reorganization. Will there be any dilution for shareholders who purchase shares in the initial offering (and who are not holders of shares of the Predecessor Fund)? If so, please provide appropriate disclosure on the Cover and in the Prospectus.

        b. Please explain to us in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing shares of the
           Fund.

        c. Please tell us when the Predecessor Fund was formed and how long it has been operating. If the Predecessor Fund was recently formed, please tell us how and from whom it acquired its assets (e.g., for cash, from parties not affiliated with the Fund or its advisers).

        d. With respect to the assets being transferred, please tell us whether the Predecessor
           Fund, its adviser, or any respective affiliate, received any special payments or fees associated with the asset prior to its transfer to the Fund (e.g., structuring or origination fees). If such payments or fees were made, please tell us their nature and
 Ms. Jane Trust
Page 3

           amounts and discuss any impacts such fees may have on the other economic or deal terms of the investment.

       e. Please explain to us what assets will not be transferred from the Predecessor Fund to the Fund, and why these assets will not be transferred.

       f. Please explain to us whether the Predecessor Fund meets the
definition of a    fund    as
          defined in Rule 6-11(a)(2). If the Predecessor Fund meets the definition of a fund, please explain how the requirements of Rule 6-11 of Regulation S-X will be met, including the supplemental financial information requirements. In your response, please indicate the fiscal year end of the Predecessor Fund and what fiscal year-ends and interim periods will be included. If the Predecessor Fund does not meet the
          definition of a    fund   , please discuss with the Staff what
Predecessor Fund financial
          information will be provided, which may include an audited schedule of investments that complies with Article 12 of Regulation S-X and presents the fair value of investments according to FASB ASC 820.

       g. Please note, to the extent that you intend to present the prior performance of the
          Predecessor Fund within the Registration Statement, we will have further comments.

   9. At the end of the last paragraph on the first page of the Cover, please provide us your
      basis for asserting that    The Predecessor Fund maintains an investment
objective,
      strategies and investment policies, guidelines and restrictions that are, in all material
      respects, equivalent to those of the Fund [emphasis added].    In your
response, please
      consider that the Predecessor Fund is advised by Lexington and is invested in private assets, and that the Fund will include a Liquid Assets sleeve advised by FAV. Will the
      Fund have the same portfolio managers as the Predecessor Fund? Will there be any portfolio managers at the Fund that are not also portfolio managers at the Predecessor
      Fund (e.g., portfolio managers employed by Franklin)?

   10. On page ii, in footnote (1) to the table, the disclosure states    The
Fund may, in its sole
       discretion, accept investments below [the minimums described in the
footnote].    Please
       explain to us the circumstances under which the Fund may reduce these stated minimum
       investments. The disclosure also states    Investors subscribing through
a given
       broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $25,000 and incremental
       contributions are not less than $10,000.    Please confirm that each
investor   s initial
       investment in the Fund is at least $25,000.

   11. On page ii, in the fourth bullet, the disclosure states    Shares   may
not be transferred or
       resold except as permitted under the Fund   s agreement and declaration
of trust.    Please
       define    Fund   s agreement and declaration of trust    here. Please
also provide a cross-
       reference to the section Transfer Restrictions on page 100.
 Ms. Jane Trust
Page 4


   12. On page ii, in the final bullet, the disclosure states the Fund   s
distributions may consist of
       return of capital. Accordingly, please include the following bullet:

           x     A return of capital to Shareholders is a return of a portion of their original
                 investment in the Fund, thereby reducing the tax basis of
their investment. As a
                 result from such reduction in tax basis, Shareholders may be subject to tax in
                 connection with the sale of Shares, even if such Shares are sold at a loss relative
                 to the Shareholder   s original investment.

   13. The final bullet also states that the Fund may pay distributions from offering proceeds.
       Please confirm the Board has approved the use of offering proceeds for this purpose.

   14. On the Cover, please specify the Fund   s principal strategies that are
speculative (e.g., use
       of leverage, high yield debt and emerging markets investment) and include a cross-
       reference to the disclosure regarding the risks associated with these strategies. See Form
       N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

Summary of Offering Terms (page 1)

       Investment Objective and Strategy (page 3)

   15. The disclosure in this section describes what the Fund invests in, but does not disclose the
       Fund   s strategy in determining what to buy, sell, or hold. Please include disclosure
       describing how the Fund makes investment decisions and constructs its portfolio as a whole. For example, in the second paragraph on page 18, the disclosure
states    The
       Fund   s investment strategy is based, in part, upon the premise that certain potential
       investments may be available for purchase by the Fund at    undervalued
  prices. If this is
       a focus of the Fund   s strategy, please disclose so here.

   16. On page 3, the disclosure indicates the Fund may invest in    venture
as an asset type.
       Please disclose how the Fund defines venture. Please also disclose the types of venture companies the Fund will invest in, directly or indirectly, including the
companies    stages
       of development, and associated risks.

       Similarly, please elaborate in the disclosure on the types of companies or specific areas of energy, infrastructure and real assets the Fund will invest in as a principal strategy.

   17. On page 3, please revise the definitions of Secondary Funds and Primary Funds to provide a clear, plain English description of these investments, highlighting their differences. In particular, please revise to avoid use of the terms
secondary market    and
          primary market   , respectively, which are currently used to define
each investment type,
       as these definitions are circular.

   18. On page 4, please disclose the credit quality of the Fund   s Private
Markets Debt
       Investments. In doing so, please disclose that debt rated below investment grade is
       otherwise known as    junk   .
 Ms. Jane Trust
Page 5


   19. Please confirm the calculation of the Fund   s 80% test will not include
capital
       commitments that have not yet been called by an underlying fund.

   20. In the penultimate paragraph on page 5, the disclosure states    The
Fund may make
       investments directly or indirectly through one or more wholly-owned
subsidiaries   .
       Regarding the Fund   s use of Subsidiaries:

       a. Please note, any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

       b. Confirm in correspondence that each Subsidiary and its board of directors will agree
          to inspection by the staff of the Subsidiary   s books and records,
which will be
          maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

       c. Confirm any Subsidiary   s management fee (including any performance
fee), if any,
          will be included in the line item    Management Fee    and the
Subsidiary   s expenses
          will be included in    Other Expenses    in the Fund   s fee table.

       d. Confirm to us the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

       Principal Risk Factors (page 6)

   21. On page 6, in the second paragraph, the disclosure includes the phrase which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund. Please delete this phrase
       as it implies the Fund   s principal risk disclosure is materially
incomplete.

   22. On page 9, the disclosure in the last two sentences in Competition for Access to Private
       Equity Investment Opportunities, states that Lexington and FAV may revise their
          investment allocation policies and procedures   at any time without
notice to, or consent
       from, the shareholders.    Please explain to us what    investment
allocation policies and
       procedures    are, as they are referred to here.

   23. On page 10, in the second paragraph in The Fund is subject to the risks of its Portfolio
       Funds, the disclosure states    Lexington will review and perform due
diligence on the
       valuation procedures used by each Portfolio Fund Manager and monitor the returns
       provided by the Portfolio Funds.    Please disclose what such due
diligence will entail.

   24. On page 18, the disclosure in The Fund   s performance will depend on
Lexington, FAV
       and key personnel, references the    Incentive Fee.    This term has not
been introduced
       yet. Please define it here or provide a cross-reference.
 Ms. Jane Trust
Page 6

       Share Classes; Minimum Investments (page 24)

   25. On pages 24-25, the disclosure in this section states    the minimum
initial investment in
       the Fund by any investor is $[25,000] with respect to Class S Shares and Class D Shares,
       and $[1,000,000] with respect to Class I Shares.    Further disclosure
throughout this
       section indicates circumstances when these minimums may be reduced. Please note that the staff maintains that registered closed-end funds that invest more than 15% of their net assets in private equity entities that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act, should impose a minimum initial investment requirement of at least $25,000, and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

       The Reorganization (page 26)

   26. The disclosure in the penultimate sentence in this section states Following the Inception
       Date, the Board expects to authorize the commencement of a cash tender
offer   .
       Please provide us more information about the inital tender offer, including the purpose of the tender offer, as well as the timing of the tender offer. In this regard, please provide us a timeline of when the tender offer will commence and end in relation to the
       Reorganization and the Fund   s public offering. Please also inform us
of the expected size
       of this tender offer and the source of proceeds that will be used to pay for tendered shares.

       Purchasing Shares (page 27)

   27. In the last sentence of the third paragraph of this section, the
disclosure states    An
       investor who misses the acceptance date will have the effectiveness of his, her or its
       investment in the Fund delayed until the following month.    Please
respond to the
       following questions regarding this disclosure. We may have more comments after reviewing your response.

       a. Please explain to us whether or not investors always submit purchase orders and funds through an intermediary. If not, tell us to whom purchase orders and funds are submitted.

       b. Please explain to us whether or not investors are notified after submitting their purchase order that the order will be rolled into the next month. If so, tell us who notifies the investor that the order will be rolled, when they are notified and whether the notification tells them how to revoke their purchase order so that it is not rolled into the next month and have their funds returned.

       c. If the Fund retains the purchase order until the next month, please tell us (i) what
          happens to an investor   s funds submitted with the purchase order,
including who
          owns these funds and has custody of these funds and (ii) whether or not the funds are held in an interest-bearing account and if so, who is entitled to the accrued interest.
 Ms. Jane Trust
Page 7


       Incentive Fee (page 32)

   28. Following the narrative discussion of the Incentive Fee, or at an appropriate place within the Registration Statement, please consider providing a graphical representation of how the Incentive Fee operates. Please accompany the graphic with examples that show how the Incentive Fee would be calculated under several different scenarios.

Summary of Fees and Expenses (page 37)

   29. Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

   30. In the fee table, please insert a line item for Dividend Reinvestment and Cash Purchase
       Plan Fees or explain why the line item has not been provided. Please refer to Item 3 of
       Form N-2.

Investment Objective and Strategy (page 41)

       Investment Strategies (page 43)

   31. The disclosure in the first paragraph states that the Fund pursues its investment objective
       through investments    that represent a broad spectrum of types of
private equity and other
       private asset opportunities (e.g., including but not limited to, buyout, growth, venture, credit, mezzanine, infrastructure, energy and other real assets).
Please elaborate on
       these types and areas of investment in this section, as appropriate, to disclose what the
       Fund invests in to achieve its objective and the factors it considers when making investment decisions. Please also disclose the risks associated with these investments.

   32. On page 43, in the last sentence in, the disclosure refers to exposure
on a    risk-adjusted
       basis   . Please disclose in plain English the meaning of
risk-adjusted   . The disclosure
       also states that the Fund    is expected to provide investors with an
opportunity to gain
       private investment fund exposure   while benefiting from earlier and
more frequent cash
       distributions than a fund that primarily invests in Primary Funds. Please explain the basis for this statement.

   33. On pages 43-44, the disclosure in the section Secondary Funds is repetitive, convoluted and difficult to follow. It also uses complex, technical terms throughout and the relevance of this disclosure to the Fund is unclear. Please revise this section with clear and understandable disclosure, avoiding the use of technical terms. Please also clarify
       the disclosure as to whether it relates to Lexington   s experience with
secondaries, the
       secondary market in general, or the Fund   s investment strategy.

   34. Also in Secondary Funds, on page 43, in the penultimate bullet, Excess Commitments, the
       disclosure states    The pace of commitments to private investment funds
over the past
       several years may cause some institutional investors to consider the sale of all or a portion of their private investment fund portfolios as a means to reallocate capital.
 Ms. Jane Trust
Page 8

       Please clearly explain in the disclosure what this means and how it presents an opportunity to the Fund. Please also disclose any related risks. Please make similar changes to the bullets Relative Return Expectations and Lower Distribution Activity with respect to disclosure of similar concepts.

   35. On page 45, in Co-Investments, the disclosure refers solely to Lexington and its activities.
       Are these activities on behalf of the Fund? Please clarify.

Lexington Platform (page 47)

   36. On page 47, regarding the disclosure that Franklin Templeton may terminate the employment of any or all of the current personnel of Lexington Partners, please disclose any potential implications this may have on the operations of the Fund.

Risks (page 49)

   37. On page 75, in Risks Related to Hedging and Derivative Transactions, the disclosure
       states    The Fund may invest in certain securities, such as swaps,
derivatives, hedges or
       foreign currency forward contracts....    The disclosure in this section
describes the tax
       risks of these investments, but not the risks associated with the investments themselves.
       Please disclose the Fund   s use of derivatives as an investment
strategy and the risks
       associated with these investments.

   38. On page 76, in There are risks related to the Incentive Fee, the disclosure indicates the
       Incentive Fee may be paid on net profits that may include interest that has been accrued but not yet received in cash, such as debt with PIK interest and preferred stock with PIK
       dividends. Please inform us of the extent of the Fund   s investment in
PIK securities. We
       may have further comments.

Investment Management Arrangements (page 87)

   39. On page 87, the disclosure states    A discussion regarding the basis
for the approval by
       the Board of the Investment Management Agreement will be available in
the Fund   s
       shareholder report for the period ending [   ].    Please specify either
the Annual or Semi-
       annual Report. See, Form N-2, Item 9.b.(4).

Potential Conflicts of Interest (page 79)

   40. On page 79, please disclose the Manager   s conflict of receiving an
asset-based fee while
       determining the fair valuation of the Fund   s investments (the
disclosure on page 90 in Net
       Asset Valuation states    The Board has designated the Manager to
perform [the Fund   s]
       fair value determinations       in accordance with its procedures and
Rule 2a-5). If the
       Manager will have a role in determining the Fund   s use of leverage,
please also disclose
       here, or where appropriate, the Manager   s conflict in this role while
receiving an asset-
       based Management Fee.
 Ms. Jane Trust
Page 9

Repurchase of Shares (page 101)

   41. On page 101, the disclosure in the last sentence of the third paragraph
states    The Fund
       may cause the repurchase of a Shareholder   s Shares if, among other
reasons, the Fund
       determines that such repurchase would be in the interest of the Fund. Please tell us the circumstances under which this might occur and how such repurchase would be consistent with section 23(c) of the Investment Company Act. We may have further comments.

   42. On page 102, the disclosure in the last sentence of the first full
paragraph states    As such,
       the Repurchase Date for each repurchase offer should occur within 65 calendar days after
       the Expiration Date of such offer [emphasis added].    Please replace
should    in this
       sentence with    will   .

   43. On page 102, in the penultimate paragraph, please delete or revise the first sentence
       beginning    Following the commencement of an offer to repurchase Shares
  .    The Fund
       may terminate the offer only upon the occurrence of conditions specified at the outset of the offer that are objectively verifiable and outside the control of the Fund or its agents or affiliates.

   44. In the last paragraph on page 102, please delete all the disclosure
beginning with    If,
       based upon       through    by the amount of any underpayment and issue
for no additional
       consideration a number of Shares having an aggregate value equal to such amount, as
       applicable,   .    Alternatively, please explain to us how this
disclosure complies with the
       disclosure in the first sentence of this paragraph stating that the portion of the amount due
       to tendering Shareholders that the Fund may hold back,    will not
exceed 5% of the total
       amount due to such Shareholders   . If compliant with this requirement,
and this
       disclosure remains, please disclose plainly that the Fund will hold back no more than 5%
       of the amount due Shareholders. Further, in the last line of the paragraph (if this
       disclosure remains), please replace the phrase    as promptly as
practicable    with    within
       two business days.

   45. On page 103, the disclosure in the second paragraph beginning
However, the Fund is
       permitted to allocate to Shareholders       through to the end of the
paragraph, does not
       appear consistent with Rule 13e-4(f)(8) under the Securities Exchange Act of 1934.
       Please review the rule   s requirements and revise accordingly. Further,
the disclosure in
       this paragraph does not comport with earlier disclosure stating that shares will be purchased at NAV.

Certain Provisions in Declaration of Trust (page 108)

   46. On page 109, the first paragraph in Derivative Actions, Direct Actions and Exclusive
       Jurisdiction, the disclosure states that The Declaration of Trust provides that a
       Shareholder may bring a derivative action on behalf of the Fund only if
1) Shareholders
       holding at least 10% of the shares of the Fund, or Series or class to which the action relates, join in the request, 2) the Shareholder making the request undertakes to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the
 Ms. Jane Trust
Page 10

       demand in the event that the Trustees determine not to bring the action, and 3) the
       Shareholder   s action involves a violation of Shareholders    rights to
vote or certain rights
       to distributions or books and records under the Delaware Statutory Trust Act. Please revise each of these provisions in The Declaration of Trust to state that the provisions do not apply to claims arising under the federal securities laws. Please make correlating changes to the disclosure here.

   47. In the third paragraph in Derivative Actions, Direct Actions and Exclusive Jurisdiction,
       the disclosure indicates that the Declaration of Trust requires exclusive jurisdiction of
       Delaware for shareholder claims. Please revise the provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also make correlating changes to the disclosure here.


                                 Statement of Additional Information

   48. On page 3, Fundamental Polices, in the second full paragraph on page 3, the disclosure
       states that the Fund   s concentration policy will permit investment
without limit in
       municipal securities, securities of foreign governments and issuers domiciled in a single jurisdiction or country. Please note the following and revise as needed:

       a. Regarding municipal securities, please qualify the disclosure to note that municipal securities issued to finance a particular project are considered for purposes of concentration to be in the industry of that project.

       b. Please clarify in the disclosure that investments in the sovereign debt of any single country are considered investments in a single industry for concentration purposes.

       c. Issuers domiciled in a single jurisdiction or country are subject to
Fund   s policy on
          concentration     these investments are not    without limit.

   49. Much of the risk disclosure presented in the SAI appears to be relevant to a number of the
       Fund   s principal investments. Please review the registration statement and determine if
       the risk disclosure included in the SAI should also be included as risk disclosure in the
       Prospectus and/or the Summary.


                                            Exhibits

   50. Please include the Fund   s governing documents as Exhibits to the
registration statement.
       We may have further comments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
 Ms. Jane Trust
Page 11

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.Should you have any questions regarding this letter, please contact me at (202)
551-6779 or Rossottok@sec.gov.

                                                 Sincerely,

                                                 /s/ Karen Rossotto

                                                 Karen Rossotto
                                                 Senior Counsel


cc: Rajib Chanda, Esq., David W. Blass, Esq., Ryan P. Brizek, Esq., Debra Sutter, Esq., Simpson
    Thacher & Bartlett LLP
    Jay Williamson, Branch Chief
    Christina Fettig, Staff Accountant